Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TPG Pace Tech Opportunities Corp.:

We consent to the use of our report dated July 27, 2020, except as to Notes 1 and 3, which are as of September 3, 2020, and Notes 4 and 6, which are as of September 23, 2020, with respect to the balance sheet of TPG Pace Tech Opportunities Corp. as of June 30, 2020, and the related statements of operations, changes in shareholder’s equity, and cash flows for the period from July 11, 2019 (inception) through June 30, 2020, included herein, and to the reference to our firm under the heading ‘Experts’ in the prospectus.

/s/ KPMG LLP

Fort Worth, Texas

September 30, 2020